UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2014
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the three months ended March 31, 2014. Also, attached hereto as Exhibit 99.1 is a list of the Company’s significant subsidiaries.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-170598) and on Form F-3 (Registration No. 333-191406), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2010 and September 26, 2013, respectively.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE PERIOD ENDED MARCH 31, 2014

INDEX

Unaudited Condensed Consolidated Statements of Operations for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013	Page 5
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2014 and December 31, 2013	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013	Page 9
Notes to the Unaudited Condensed Financial Statements	Page 10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 30
Cautionary Statement Regarding Forward-Looking Statement	Page 38
Signatures	Page 39

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013
(in thousands of $, except per share amounts)

	Three Months Ended		Year ended
	March 31,		December 31,
	2014	2013	2013
Operating revenues
Direct financing lease interest income - related parties	11,642	14,345	55,385
Direct financing lease interest income - other	—	1,564	4,231
Finance lease service revenues - related parties	11,700	13,637	52,390
Finance lease service revenues - other	—	—	1,846
Profit sharing revenues - related parties	12,219	—	770
Time charter revenues - related parties	2,362	—	5,647
Time charter revenues - other	18,422	20,297	77,778
Bareboat charter revenues - related parties	4,510	4,542	18,324
Bareboat charter revenues - other	10,664	10,530	42,705
Voyage charter revenues - other	10,251	—	9,724
Other operating income	901	172	2,060
Total operating revenues	82,671	65,087	270,860
Gain on sale of assets and termination of charters	10,152	18,025	18,025
Operating expenses
Ship operating expenses - related parties	12,353	14,216	54,916
Ship operating expenses - other	16,540	9,115	50,618
Depreciation	15,111	14,033	58,436
Administrative expenses - related parties	251	116	439
Administrative expenses - other	1,932	1,851	7,110
Total operating expenses	46,187	39,331	171,519
Net operating income	46,636	43,781	117,366
Non-operating income / (expense)
Interest income - related parties, associated companies	5,566	4,894	19,575
Interest income - related parties, other	944	—	482
Interest income - other	3,196	2,466	10,023
Interest expense - other	(20,606)	(23,191)	(87,225)
(Loss)/ gain on repurchase of bonds	(2)	(1,109)	(1,218)
Long-term investment impairment charge	—	—	—
Other financial items, net	(984)	(2,975)	2,003
Net income before equity in earnings of associated companies	34,750	23,866	61,006
Equity in earnings of associated companies	5,983	8,512	28,200
Net income	40,733	32,378	89,206
Per share information:
Basic earnings per share	$0.44	$0.38	$1.00
Diluted earnings per share	$0.40	$0.33	$0.99
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013
(in thousands of $)

	Three Months Ended		Year ended
	March 31,		December 31,
	2014	2013	2013
Net income	40,733	32,378	89,206
Fair value adjustments to hedging financial instruments	(7,482)	7,093	41,827
Fair value adjustments to hedging financial instruments in associated companies	(130)	2,053	2,897
Reclassification into net income of previous fair value adjustments to hedging financial instruments	5,187	502	2,102
Fair value adjustments to available for sale securities	(753)	247	699
Other comprehensive (loss)/income	19	(38)	(58)
Other comprehensive income/(loss)	(3,159)	9,857	47,467

Comprehensive income	37,574	42,235	136,673
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2014 and December 31, 2013
(in thousands of $, except share data)

	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	36,982	58,641
Available for sale securities	60,658	76,925
Trade accounts receivable	2,511	8,362
Due from related parties	21,090	13,249
Other receivables	5,762	79,301
Inventories	7,890	6,607
Prepaid expenses and accrued income	3,002	3,971
Investment in direct financing and sales-type leases, current portion	45,127	45,148
Total current assets	183,022	292,204
Vessels and equipment, net	1,127,565	1,089,616
Newbuildings and vessel purchase deposits	149,921	126,008
Investment in direct financing and sales-type leases, long-term portion	848,285	858,260
Investment in associated companies	33,709	40,987
Loans to related parties - associated companies, long-term	543,217	530,715
Loans to related parties - others, long-term	46,903	48,847
Other long-term investments	1,234	1,235
Deferred charges	40,380	41,478
Financial instruments (long-term): at fair value	12,368	16,633
Total assets	2,986,604	3,045,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term and current portion of long-term debt	436,676	389,888
Trade accounts payable	6,005	3,502
Due to related parties	1,522	13,965
Accrued expenses	12,544	13,832
Financial instruments (short-term): at fair value	6,362	5,705
Other current liabilities	3,400	5,548
Total current liabilities	466,509	432,440
Long-term liabilities
Long-term debt	1,258,549	1,346,991
Financial instruments (long-term): at fair value	50,632	56,490
Other long-term liabilities	17,362	18,129
Total liabilities	1,793,052	1,854,050

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,285,000 and 93,260,000 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively)	93,285	93,260
Additional paid-in capital	285,805	285,632
Contributed surplus	582,730	581,569
Accumulated other comprehensive loss	(37,880)	(34,851)
Accumulated other comprehensive loss - associated companies	(2,409)	(2,279)
Retained earnings	272,021	268,602
Total stockholders’ equity	1,193,552	1,191,933
Total liabilities and stockholders’ equity	2,986,604	3,045,983
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013
(in thousands of $)

	Three Months Ended		Year ended
	March 31,		December 31,
	2014	2013	2013
Operating activities
Net income	40,733	32,378	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,111	14,033	58,436
Amortization of deferred charges	2,678	2,591	11,305
Amortization of seller’s credit	(479)	(499)	(1,983)
Equity in earnings of associated companies	(5,983)	(8,512)	(28,200)
Gain on sale of assets and termination of charters	(10,152)	(18,025)	(18,025)
Adjustment of derivatives to fair value recognized in net income	(1,510)	1,978	(7,950)
Loss/ (gain) on repurchase of bonds	2	1,109	1,218
Interest receivable in form of notes	(747)	(646)	(2,767)
Other	(1,077)	(982)	(1,396)
Changes in operating assets and liabilities
Trade accounts receivable	5,852	(1,666)	(4,313)
Due from related parties	(6,259)	53,910	49,189
Other receivables	139	(1,481)	(740)
Inventories	(1,283)	(73)	(3,656)
Prepaid expenses and accrued income	969	(742)	(3,236)
Trade accounts payable	2,503	(189)	2,047
Accrued expenses	(1,288)	(1,890)	271
Other current liabilities	(2,148)	(3,294)	718
Net cash provided by operating activities	37,061	68,000	140,124

Investing activities
Repayments from investments in direct financing and sales-type leases	10,961	13,731	51,220
Additions to newbuildings	(48,167)	(17,739)	(109,337)
Purchase of vessels	(53,060)	—	—
Proceeds from sales of vessels and termination of charters	59,135	40,366	83,583
Net amounts (paid)/ received from associated companies	(11,452)	33,959	(81,308)
Proceeds/ (costs) of other long-term investments	50,000	—	—
Purchase of available for sale securities	16,200	—	(18,140)
Net cash (used)/ provided by investing activities	23,617	70,317	(73,982)

Financing activities
Shares issued, net of issuance costs	170	79	128,880
Payments in lieu of issuing shares for exercised share options	—	—	(448)
Repurchase of bonds	(671)	(248,109)	(254,132)
Proceeds from issuance of short-term and long-term debt	192,055	385,000	705,347

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013 (in thousands of $)
	Three Months Ended		Year ended
	March 31,		December 31,
	2014	2013	2013

Repayments of short-term and long-term debt	(234,762)	(263,177)	(530,186)
Debt fees paid	(1,815)	(7,832)	(8,390)
Cash dividends paid	(37,314)	—	(109,114)
Net cash used in financing activities	(82,337)	(134,039)	(68,043)

Net change in cash and cash equivalents	(21,659)	4,278	(1,901)
Cash and cash equivalents at start of the period	58,641	60,542	60,542
Cash and cash equivalents at end of the period	36,982	64,820	58,641

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	21,022	22,434	77,630
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013
(in thousands of $, except number of shares)

	Three Months Ended		Year ended
	March 31,		December 31,
	2014	2013	2013
Number of shares outstanding
At beginning of period	93,260,000	85,225,000	85,225,000
Shares issued	25,000	25,000	8,035,000
At end of period	93,285,000	85,250,000	93,260,000
Share capital
At beginning of period	93,260	85,225	85,225
Shares issued	25	25	8,035
At end of period	93,285	85,250	93,260
Additional paid-in capital
At beginning of period	285,632	144,258	144,258
Amortization of stock based compensation	28	93	(448)
Payments in lieu of issuing shares	—	—	220
Shares issued	145	54	120,880
Equity component of convertible bond issuance, net	—	20,756	20,722
At end of period	285,805	165,161	285,632
Contributed surplus
At beginning of period	581,569	561,372	561,372
Amortization of deferred equity contributions	1,161	3,998	20,197
At end of period	582,730	565,370	581,569
Accumulated other comprehensive loss
At beginning of period	(34,851)	(79,421)	(79,421)
Loss on hedging financial instruments reclassified into earnings	(7,482)	502	2,102
Fair value adjustments to hedging financial instruments	5,187	7,093	41,827
Fair value adjustments to available for sale securities	(753)	247	699
Other comprehensive (loss)/ income	19	(38)	(58)
At end of period	(37,880)	(71,617)	(34,851)
Accumulated other comprehensive loss - associated companies
At beginning of period	(2,279)	(5,176)	(5,176)
Fair value adjustment to hedging financial instruments	(130)	2,053	2,897
At end of period	(2,409)	(3,123)	(2,279)
Retained earnings
At beginning of period	268,602	288,510	288,510
Net income	40,733	32,378	89,206
Dividends declared	(37,314)	—	(109,114)
At end of period	272,021	320,888	268,602
Total Stockholders’ Equity	1,193,552	1,061,929	1,191,933
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013. The results of operations for the interim period ended March 31, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.
New Accounting Pronouncements
No new accounting pronouncements issued or effective during the interim period ended March 31, 2014 have had or are expected to have a material impact on the consolidated financial statements.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

In March 2014, the Company agreed to a settlement of a claim relating to four Handysize dry bulk carriers which were redelivered in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $15 million was received in the first quarter and the remaining balance is scheduled to be paid in three installments during 2014. The Company recorded gains of $10.2 million relating to amounts received in the period ended March 31, 2014.

3.	AVAILABLE FOR SALE SECURITIES
Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	March 31, 2014	December 31, 2013
Amortized cost	60,143	75,657
Accumulated net unrealized gain	515	1,268
Carrying value	60,658	76,925

The Company's investment in marketable securities consists of investments in secured notes. The net unrealized accumulated gain on available-for-sale securities included in other comprehensive income as at March 31, 2014 was $0.5 million (December 31, 2013: net unrealized accumulated gain of $1.3 million).

4.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	March 31, 2014	December 31, 2013
Cost	1,413,666	1,360,605
Accumulated depreciation	(286,101)	(270,989)
Vessels and equipment, net	1,127,565	1,089,616

During the quarter, the Company acquired three second hand container vessels at a total cost of $53.1 million.

5.	NEWBUILDINGS AND VESSEL PURCHASE DEPOSITS

During the quarter, the Company paid a total deposit of $5.0 million in relation to four of the six second hand container vessels it agreed to acquire in March 2014. In addition, the Company cancelled one of the three remaining 4,800 twenty-foot equivalent units (“TEU”) newbuilding container vessels under construction in China due to excessive delays. The installments paid to the shipyard were fully refunded by March 31, 2014. The shipyard also agreed to pay interest thereon which was received subsequent to the quarter end.

6.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES
As at March 31, 2014, 20 of the Company's double-hull VLCCs and Suezmax tankers were chartered to Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately four to 13 years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charters before the end of their terms.
One of the Company’s offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long term bareboat charter to Deep Sea Supply Shipowning II B.V., a wholly owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual Oil & Gas Empreendimentos e Particapacoes S.A., or BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.
The above assets (22 vessels) of the Company were accounted for as direct financing leases, all of which are leased to related parties. The following lists the components of the investments in direct financing leases as at March 31, 2014.

(in thousands of $)	March 31, 2014	December 31, 2013
Total minimum lease payments to be received	1,455,169	1,490,111
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(420,763)	(432,463)
Net minimum lease payments receivable	1,034,406	1,057,648
Estimated residual values of leased property (un-guaranteed)	278,152	278,152
Less: unearned income	(306,916)	(318,910)
	1,005,642	1,016,890
Less: deferred deemed equity contribution	(105,216)	(106,377)
Less: unamortized gains	(7,014)	(7,105)
Total investment in direct financing and sales-type leases	893,412	903,408

Current portion	45,127	45,148
Long-term portion	848,285	858,260
	893,412	903,408

7.	INVESTMENT IN ASSOCIATED COMPANIES
The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.
At March 31, 2014, March 31, 2013 and December 31, 2013, the Company has the following participation in investments that are recorded using the equity method:

	March 31, 2014	March 31, 2013	December 31, 2013
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	—%	100.00%	100.00%
SFL Corte Real Limited (“Corte Real”)	—%	100.00%	100.00%
SFL Hercules Ltd ("SFL Hercules")	100.00%	—	—
SFL Linus Ltd ("SFL Linus")	100.00%	—	—

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of March 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	216,508	—	—	34,920	88,736	51,611	41,241
Non-current assets	1,854,296	—	—	451,401	418,503	422,059	562,333
Total assets	2,070,804	—	—	486,321	507,239	473,670	603,574
Current liabilities	193,751	—	—	38,293	85,208	29,044	41,206
Non-current liabilities	1,843,344	—	—	444,058	395,864	438,908	564,514
Total Liabilities	2,037,095	—	—	482,351	481,072	467,952	605,720
Total stockholders’ equity	33,709	—	—	3,970	26,167	5,718	(2,146)

	As of December 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	205,916	9,780	9,857	34,412	94,981	56,886	—
Non-current assets	1,516,033	—	—	458,558	432,755	429,720	195,000
Total assets	1,721,949	9,780	9,857	492,970	527,736	486,606	195,000
Current liabilities	159,847	3,523	3,646	38,337	85,240	29,101	—
Non-current liabilities	1,521,115	—	—	451,384	418,554	453,860	197,317
Total Liabilities	1,680,962	3,523	3,646	489,721	503,794	482,961	197,317
Total stockholders’ equity	40,987	6,257	6,211	3,249	23,942	3,645	(2,317)
Summarized statement of operations information of the Company’s equity method investees is as follows:

	Three months ended March 31, 2014
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	25,898	1,171	2,492	5,632	6,590	6,439	3,574
Net operating revenues	22,806	232	431	5,567	6,578	6,435	3,563
Net income/ (loss)	5,983	232	431	721	2,225	2,073	301

	Three months ended March 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	32,149	4,776	4,772	6,151	16,450	—	—
Net operating revenues	23,659	543	543	6,141	16,432	—	—
Net income	8,512	543	543	613	6,813	—	—

	Year ended December 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	122,792	19,490	19,624	23,701	46,145	13,832	—
Net operating revenues	88,121	2,261	2,262	23,681	46,109	13,808	—
Net income	28,200	2,261	2,261	2,324	17,747	3,645	(38)

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly-owned subsidiary of Seadrill Limited (“Seadrill”) whose performance under the leasing arrangement is fully guaranteed by Seadrill. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In December 2012, SFL West Polaris entered into a $420.0 million five year term loan and revolving credit facility, which was used in January 2013 to refinance the outstanding balance under a $700.0 million facility entered into in 2008, and for general corporate purposes. At March 31, 2014, the balance outstanding under this facility was $378.0 million. The Company guaranteed $94.0 million of this debt at March 31, 2014.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. One of the rigs, West Hercules, was transferred from SFL Deepwater to SFL Hercules, a 100% owned subsidiary of Ship Finance, in June 2013 at the carrying value of the Investment in finance lease. The remaining rig, West Taurus, is chartered on a bareboat basis and the terms of the charter provide Seadrill Deepwater with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Deepwater is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Deepwater entered into a $390.0 million five year term loan and revolving credit facility, which was used in November 2013 to refinance the outstanding balance under a $1,400 million loan facility entered into in September 2008, and for general corporate purposes. At March 31, 2014, the balance outstanding under the new facility was $363.3 million. The Company guaranteed $90.0 million of this debt at March 31, 2014.

SFL Hercules is a 100% owned subsidiary of Ship Finance which was incorporated in January 2012 for the purpose of acquiring the ultra deepwater drilling rig West Hercules from SFL Deepwater and carry on leasing the rig to Seadrill Offshore on the same terms as originally established under the lease by SFL Deepwater. The vessel is chartered on a bareboat basis and the performance of Seadrill Offshore under the leasing arrangement is fully guaranteed by Seadrill. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In May 2013, SFL Hercules entered into a $375.0 million secured term loan and revolving credit facility with a syndicate of banks. The facility was drawn in June 2013 and the proceeds were used to fund the acquisition of the ultra deepwater drilling rig West Hercules, which was transferred from SFL Deepwater at the carrying value of its Investment in finance lease receivable. At March 31, 2014, the balance outstanding under this facility was $304.4 million. In addition, $50 million was available under the revolving part of the facility at March 31, 2014. The Company guaranteed $90.0 million of this debt at March 31, 2014.

SFL Linus is a 100% owned subsidiary of Ship Finance, acquired from North Atlantic Drilling Ltd ("NADL"), a related party, in 2013. SFL Linus holds a newbuilding harsh environment jack-up drilling rig which upon delivery in February 2014 was leased to North Atlantic Linus Charterer Ltd. (“North Atlantic Charterer”), fully guaranteed by its parent company NADL. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL Linus has a put option to sell the vessel to North Atlantic Charterer at a fixed price at the end of the charter, which expires in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In October 2013, SFL Linus entered into a $475.0 million five year term loan and revolving credit facility to partly finance the acquisition of the rig. The facility was drawn when the rig was delivered to SFL Linus and the charter commenced in February 2014. At March 31, 2014, the balance outstanding under this facility was $435.0 million. In addition, $40 million was available under the revolving part of the facility at March 31, 2014. The facility was fully guaranteed by Ship Finance until the rig commenced a sub-charter in May 2014. Thereafter, Ship Finance guarantees $90.0 million of the debt.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 TEU container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing the vessel out on a time-charter basis to CMA CGM. In November and December 2013, CMA CGM exercised its options to acquire the two vessel-owning entities, and the charter agreements were terminated in January and March 2014, respectively. Accordingly, the two $25 million investment loans, which were included in "Other receivables" at December 31, 2013, were repaid to the Company upon the termination of the charters. The business activities of Bluelot and Corte Real were discontinued upon the redelivery of their respective vessels to CMA CGM. Consequently, the subsidiaries ceased to be accounted for using the equity method and were consolidated as at March 31, 2014.

SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. The loan facilities for SFL West Polaris, SFL Deepwater and SFL Hercules contain financial covenants, with which both Ship Finance and Seadrill must comply. As at March 31, 2014, Ship Finance and Seadrill were in compliance with all of the covenants under these long-term debt facilities. The SFL Linus loan facility contains financial covenants, with which both Ship Finance and NADL must comply. In addition, it contains financial covenants, with which Seadrill must comply until commencement of the sub-charter, which commenced in May 2014. As at March 31, 2014, Ship Finance, NADL and Seadrill were in compliance with all of the covenants under this long-term debt facility.

8.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	March 31, 2014	December 31, 2013
Long-term debt:
NOK500 million senior unsecured floating rate bonds due 2014	72,237	71,854
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	94,201	92,843
3.25% senior unsecured convertible bonds due 2018	350,000	350,000
NOK900 million senior unsecured floating rate bonds due 2019	150,321	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2026	902,419	1,097,182
	1,694,178	1,736,879
Short-term debt:
U.S. dollar denominated floating rate debt (LIBOR plus margin)	1,047	—
Total short-term and long-term debt	1,695,225	1,736,879
Less: Short-term debt and current portion of long-term debt	(436,676)	(389,888)
	1,258,549	1,346,991

The outstanding debt as of March 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31

2014 (remaining nine months)	288,401
2015	182,936
2016	179,591
2017	186,305
2018	613,753
Thereafter	244,239
Total debt	1,695,225
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 5.03% per annum at March 31, 2014 (December 31, 2013: 4.86%). This rate takes into consideration the effect of related interest rate swaps. At March 31, 2014, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.231% (December 31, 2013: 0.246%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.73% (December 31, 2013: 1.69%).
8.5% Senior Notes due 2013
On December 15, 2003, the Company issued $580.0 million of 8.5% Senior Notes which were subsequently redeemed in full on March 1, 2013. The Company recorded losses of $1.1 million on the repurchase of the notes in 2013. The redemption of the outstanding notes in 2013 was partly funded by the issue in January 2013 of $350 million 3.25% senior unsecured convertible bonds due 2018 (see below).

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit market. The bonds bore a quarterly interest at NIBOR plus a margin and were redeemed in full at their maturity date of April 7, 2014. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK 4.0 million during the three months ended March 31, 2014, NOK10.0 million in 2012, NOK13.0 million in 2011 and NOK40.5 million in 2010, which were being held as treasury bonds. The net amount outstanding at March 31, 2014, was NOK432.5 million, equivalent to $72.2 million (December 31, 2013: NOK436.5 million, equivalent to $71.9 million).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125.0 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.78. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK36.0 million in 2013, which are being held as treasury bonds. At March 31, 2014, the net amount of NOK564.0 million was outstanding, equivalent to $94.2 million (December 31, 2013: NOK564 million, equivalent to $92.8 million).
3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $19.981. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company for a one-time loan fee of $1.0 million.
As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $20.7 million in 2013 and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges" which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $1.0 million for the three months ended March 31, 2014.

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on March 19, 2019. The bonds may, in their entirety, be redeemed at the Company's option from September 19, 2018, upon giving bondholders at least 30 business days notice and paying 100.5% of par value plus accrued interest. At March 31, 2014, the net amount of NOK900 million was outstanding, equivalent to $150.3 million (December 31, 2013: NOKnil, equivalent to $nil).

$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210.0 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels. This performance guarantee has been reduced to a maximum amount of $14.6 million in aggregate as of March 31, 2014. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at March 31, 2014, was $174.0 million (December 31, 2013: $174.8 million).
$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, which served as the security for this facility. One of the vessels was sold in January 2008 and the loan facility is currently secured by the remaining four vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2014, was $71.8 million (December 31, 2013: $73.9 million).
$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77.0 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2014, was $37.5 million (December 31, 2013: $39.1 million).
$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30.0 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also serves as security for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. At March 31, 2014, the available amount under the facility was fully drawn. The net amount outstanding at March 31, 2014 was $4.0 million (December 31, 2013: $5.0 million).
$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49.0 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At March 31, 2014, the available amount under the revolving part of the facility was $15.2 million. The net amount outstanding at March 31, 2014, was $13.3 million (December 31, 2013: $25.6 million).
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at March 31, 2014, was $31.2 million (December 31, 2013: $32.0 million).
$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725.0 million secured term loan and revolving credit facility with a syndicate of banks that was secured by 26 vessels chartered to Frontline. Nine of these vessels were sold during 2011, 2012 and 2013 and the facility is secured against the remaining 17 vessels at March 31, 2014. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At March 31, 2014, the available amount under the revolving part of the facility was $158.7 million. The net amount outstanding at March 31, 2014, was $105.8 million (December 31, 2013: $158.8 million).

$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at March 31, 2014, was $31.2 million (December 31, 2013: $32.0 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $53.7 million secured term loan facility with a bank, secured by two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at March 31, 2014, was $41.0 million (December 31, 2013: $42.0 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95.0 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At March 31, 2014, the available amount under the revolving part of the facility was $25.0 million. The net amount outstanding at March 31, 2014, was $40.0 million (December 31, 2013: $47.5 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three newbuilding Supramax drybulk carriers, two of which were delivered in 2011 and one which was delivered in 2012. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at March 31, 2014, was $61.1 million (December 31, 2013: $62.5 million).
$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, who has provided an insurance policy in favour of the banks for part of the outstanding loan. The facility is secured by a 1,700 TEU container vessel, and seven Handysize drybulk carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at March 31, 2014, was $143.3 million (December 31, 2013: $146.3 million).
$55 million secured securities financing agreement
In June 2011, the Company entered into a $55.0 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at US Federal funds rate plus a margin and will be secured against the relevant securities. The facility had not been utilized as at March 31, 2014. The amount available under this facility at March 31, 2014, was $19.7 million (December 31, 2013: $28.2 million).
$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a facility which matured in June 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown and was secured against five VLCCs. Two of the VLCCs were sold in 2013 and the facility is now secured against the three remaining VLCCs. At March 31, 2014, the available amount under the revolving part of the facility was $8.0 million. The net amount outstanding at March 31, 2014, was $72.9 million (December 31, 2013: $74.5 million).

$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184.0 million secured term loan facility with a bank, secured by four newbuilding container vessels. The facility bears interest at LIBOR plus a margin and had a term of approximately twelve years from delivery of each vessel. The facility was for both pre- and post-delivery financing. Two of the newbuilding contracts were cancelled in December 2013 and February 2014, respectively. The Company prepaid a total of $36.8 million of the outstanding loan amount relating to the cancelled newbuilding contracts in the first quarter. The net amount outstanding at March 31, 2014, was $27.6 million (December 31, 2013: $64.4 million). The two remaining newbuilding contracts were cancelled in April and May 2014, respectively, and all amounts outstanding under the facility have been prepaid and the facility cancelled subsequent to March 31, 2014.

$53 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at March 31, 2014 was $47.7 million (December 31, 2013: $48.8 million).
$70 million secured term loan facility
In June 2013, the Company entered into a $70.0 million secured term loan facility with a syndicate of banks in order to partly finance the pre-delivery costs of the harsh-environment jack-up drilling rig West Linus, secured against the newbuilding contract for the rig. The facility bore an interest at LIBOR plus a margin and was repayable upon delivery of the rig which occurred on February 18, 2014. The facility was repaid with the proceeds from the $475.0 million five year post-delivery term loan and revolving credit facility which SFL Linus entered into in October 2013. The net amount outstanding at March 31, 2014, was $nil ((December 31, 2013: $70.0 million).

The aggregate book value of assets pledged as security against borrowings at March 31, 2014, was $1,946 million (December 31, 2013: $1,994 million).

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of March 31, 2014, the Company is in compliance with all of the covenants under its long-term debt facilities. The $149.0 million secured term loan facility entered into in August 2007 contains certain financial covenants on Deep Sea Supply BTG B.V. and the $77.0 million secured term loan facility entered into in January 2008 contains certain financial covenants on Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. As at March 31, 2014, Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. were in compliance with all covenants under the respective loan agreements.

9.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK denominated bonds due 2014, 2017 and 2019. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, ABN AMRO Bank N.V., BNP Paribas, NIBC Bank N.V., Scotiabank Europe Plc, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds Banking Group Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2014	December 31, 2013
Designated derivative instruments - Assets:
Interest rate swaps	977	6,565
Cross currency interest rate swaps	425	—
Non-designated derivative instruments - Assets:
Interest rate swaps	10,966	10,068
Cross currency interest rate swaps	—	—
	12,368	16,633

(in thousands of $)
Designated derivative instruments -short-term liabilities:	March 31, 2014	December 31, 2013
Interest rate swaps	3,258	2,279
Cross currency interest rate swaps	2,112	3,358
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	963	—
Cross currency interest rate swaps	29	68
Total derivative instruments- short-term liabilities	6,362	5,705
(in thousands of $)	March 31, 2014	December 31, 2013
Designated derivative instruments - long-term liabilities:
Interest rate swaps	41,421	44,006
Cross currency interest rate swaps	7,208	8,915
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	1,724	3,183
Cross currency interest rate swaps	279	386
Total derivative instruments- long-term liabilities	50,632	56,490
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At March 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

(in thousands of $)
Notional Principal as at March 31, 2014	Inception date	Maturity date	Fixed interest rate

$190,526 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$71,825 (reducing to $69,713)	September 2012	September 2014	4.85%
$36,338 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$40,979 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$61,063 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$76,136 (equivalent to NOK450 million)	October 2010	April 2014	5.32%	*
$173,964 (reducing to $153,804)	April 2012	May 2019	3.67% - 3.77%
$179,400 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$47,658 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%
$151,008 (equivalent to NOK900 million)	March 2014	March 2019	6.03%	*

* These swaps relate to the NOK500 million, NOK600 million and NOK900 million senior unsecured bonds due 2014, 2017 and 2019 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at March 31, 2014, the total notional principal amount subject to such swap agreements was $1,334.3 million (December 31, 2013: $1,188.0 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014, the NOK600 million senior unsecured bonds due 2017 and NOK900 million senior unsecured bonds due 2019.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK450 million	$76.1	million	October 2010	April 2014
NOK600 million	$105.4	million	October 2012	October 2017
NOK900 million	$151.0	million	March 2014	March 2019
Apart from the NOK500 million, NOK600 million and NOK900 million senior unsecured bonds due 2014, 2017 and 2019, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014	March 31, 2014	December 31, 2013	December 31, 2013
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	60,658	60,658	76,925	76,925
Floating rate NOK bonds due 2014	72,237	72,237	71,854	72,032
Floating rate NOK bonds due 2017	94,201	97,262	92,483	93,752
Floating rate NOK bonds due 2019	150,321	150,070	—	—
3.75% unsecured convertible bonds due 2016	125,000	135,550	125,000	130,589
3.25% unsecured convertible bonds due 2018	350,000	382,449	350,000	359,307
Derivatives:
Interest rate/ currency swap contracts - short-term and long-term receivables	12,368	12,368	16,633	16,633
Interest rate/ currency swap contracts - short-term payables	6,362	6,362	5,705	5,705
Interest rate/ currency swap contracts - long-term payables	50,632	50,632	56,490	56,490
The above long-term receivables relating to interest rate/ currency swap contracts at March 31, 2014, include $11.0 million which relates to non-designated swap contracts (December 31, 2013: $10.1 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at March 31, 2014, include $1.0 million which relates to non-designated swap contracts (December 31, 2013: $0.1 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at March 31, 2014, include $2.0 million which relates to non-designated swap contracts (December 31, 2013: $3.6 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at March 31, 2014, were measured as follows:

		Fair value measurements using
(in thousands of $)	March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	60,658	39,365		21,293
Interest rate/ currency swap contracts - long-term receivables	12,368		12,368
Total assets	73,026	39,365	12,368	21,293
Liabilities:
Floating rate NOK bonds due 2014	72,237	72,237
Floating rate NOK bonds due 2017	97,262	97,262
Floating rate NOK bonds due 2019	150,070	150,070
3.75% unsecured convertible bonds due 2016	135,550	135,550
3.25% unsecured convertible bonds due 2018	382,449	382,449
Interest rate/ currency swap contracts – short-term payables	6,362		6,362
Interest rate/ currency swap contracts – long-term payables	50,632		50,632
Total liabilities	894,562	837,568	56,994	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.
Listed available-for-sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at March 31, 2014, comprise unlisted corporate bonds, is a Level 3 input and is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

The estimated fair values for the floating rate NOK denominated bonds due 2014, 2017 and 2019, the 3.75% and the 3.25% unsecured convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at March 31, 2014.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our consolidated operating revenues. In the three months ended March 31, 2014, Frontline accounted for approximately 41% of our consolidated operating revenues (for the three months ended March 31, 2013: 42% for the year ended December 31, 2013: 38%). There is thus a concentration of revenue risk with Frontline. The consolidated operating revenues for the three months ended March 31, 2014, do not include the operating revenues of $25.9 million (for the three months ended March 31, 2013: $32.1 million, for the year ended December 31, 2013: $122.8 million) reported by our subsidiaries accounted for using the equity method, none of which were earned from Frontline.

10.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2014	December 31, 2013
125,000,000 common shares of $1.00 par value each	125,000	125,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2014	December 31, 2013
93,285,000 common shares of $1.00 par value each (December 31, 2013: 93,260,000 shares)	93,285	93,260

The Company’s common shares are listed on the New York Stock Exchange.

During the three months ended March 31, 2014, one director exercised options to acquire 25,000 shares of the Company at an exercise price of $6.78 per share. 25,000 shares were issued in respect of the exercised options resulting in a premium on issue of $0.1 million.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the three months ended March 31, 2014, the Company has credited contributed surplus with $1.2 million of such deemed equity contributions (year ended December 31, 2013: $20.2 million).

11.	SHARE OPTION PLAN
No options were granted in the three months ended March 31, 2014.
As of March 31, 2014 there were no unrecognized compensation costs related to non-vested options granted under the Company's existing share option scheme (December 31, 2013: $29,100).

12.	EARNINGS PER SHARE
The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,		Year ended December 31,
(in thousands of $)	2014	2013	2013
Basic:
Net income available to stockholders	40,733	32,378	89,206
Diluted:
Net income available to stockholders	40,733	32,378	89,206
Interest paid on convertible bonds	5,545	3,068	5,092
	46,278	35,446	94,298

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,		Year ended December 31,
(in thousands)	2014	2013	2013
Basic earnings per share:
Weighted average number of common shares outstanding	93,267	85,248	89,508
Diluted earnings per share:
Weighted average number of common shares outstanding	93,267	85,248	89,508
Effect of dilutive share options	43	44	163
Effect of dilutive convertible debt	23,333	21,701	5,753
	116,643	106,993	95,424

13.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with related parties.
The Company has transactions with the following related parties being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant direct or indirect interest:

•Frontline
•Frontline Shipping, Frontline Shipping II, Frontline Shipping III (collectively Frontline Charterers)
•Seadrill
•NADL
•Golden Ocean Group Limited (“Golden Ocean”)
•Deep Sea
•Golar LNG Limited (“Golar”)
•United Freight Carriers LLC ("UFC")

The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (Note 6):

(in thousands of $)	March 31, 2014	December 31, 2013
Amounts due from:
Frontline Charterers	11,610	—
Frontline	7,946	10,016
UFC	519	770
Deep Sea	42	—
NADL	407	2,163
Seadrill	100	300
Other related parties	467	—
Total amount due from related parties	21,091	13,249
Loans to related parties - associated companies, long-term
SFL West Polaris	102,258	100,383
SFL Deepwater	112,531	115,222
SFL Hercules	162,033	120,110
SFL Linus	166,595	195,000
Total loans to related parties - associated companies, long-term	543,417	530,715
Loans to related parties - others, long-term
Frontline Ltd	46,903	48,847
Total loans to related parties - others, long-term	46,903	48,847
Amounts due to:
Frontline Charterers	581	815
Frontline Management	765	1,011
Bluelot	—	6,064
Corte Real	—	6,018
Other related parties	176	57
Total amount due to related parties	1,522	13,965
SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at March 31, 2014 within the financial statements (see Note 4). The amounts due to Bluelot and Corte Real in 2013 were balances on the current accounts between those companies and Ship Finance. As described below in “Related party loans”, at March 31, 2014 and December 31, 2013, the long-term loans from Ship Finance to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts.
Related party leasing and service contracts
As at March 31, 2014, 20 (December 31, 2013: 20) of the Company’s vessels which were leased to the Frontline Charterers and two (December 31, 2013: two) of its offshore supply vessels which were leased to subsidiaries of Deep Sea have been recorded as direct financing leases. In addition, at March 31, 2014, four (December 31, 2013: four) offshore supply vessels were leased to subsidiaries of Deep Sea and four (December 31, 2013: four) vessels were leased to UFC under operating leases.
At March 31, 2014, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $893.4 million (December 31, 2013: $1,016.9 million) of which $45.1 million (December 31, 2013: $45.1 million) represents short-term maturities.

At March 31, 2014, the net book value of assets leased under operating leases to the Frontline Charterers, UFC and Deep Sea was $209.3 million (December 31, 2013: $212.9 million).
A summary of leasing revenues earned from the Frontline Charterers, UFC and Deep Sea is as follows:

	Three Months Ended		Year ended
Payments (in millions of $)	March 31, 2014	March 31, 2013	December 31, 2013
Operating lease income	6.9	4.5	24.0
Direct financing lease interest income	11.6	14.3	55.4
Finance lease service revenue	11.7	13.6	52.4
Direct financing lease repayments	11.0	12.3	47.4
Cash sweep and profit share income	12.2	—	0.8

In addition, the Company paid the following fees:

	Three Months Ended		Year ended
Payments (in millions of $)	March 31, 2014	March 31, 2013	December 31, 2013
Frontline Charterers:
Vessel Management Fees	12.2	14.0	54.2
Management Supervision Fees	0.5	0.7	2.4
Administration Services and other	0.1	0.1	0.4
Golden Ocean:
Operating Management Fees	0.2	0.2	0.7
Office Facilities:
Golar Management UK Limited	—	—	0.2
Frontline Management AS	0.1	0.1	0.3
Related party loans – associated companies
In 2010, Ship Finance entered into agreements with the wholly owned subsidiaries SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. In June 2013, SFL Deepwater repaid $145.0 million of its debt to Ship Finance following the transfer of one of its rigs to SFL Hercules. In June 2013, Ship Finance granted a loan of $145.0 million to SFL Hercules on the same terms as that of SFL Deepwater. In addition, Ship Finance entered into a non interest bearing loan agreement with the wholly owned subsidiary SFL Linus in the amount $195.0 million. In February 2014, SFL Linus repaid $70.0 million of its debt to Ship Finance with the remaining balance repayable in full on June 30, 2029 or earlier if the subsidiary sells its drilling unit.
Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans to the extent that it is a receivable from Ship Finance. In the three months ended March 31, 2014, the Company accrued interest income on these loans of $1.6 million from SFL West Polaris (three months ended March 31, 2013: $1.6 million; year ended December 31, 2013: $6.5 million), $1.6 million from SFL Deepwater (three months ended March 31, 2013: $3.3 million, year ended December 31, 2013: $9.6 million), $1.6 million from SFL Hercules (three months ended March 31, 2013: $nil, year ended December 31, 2013: $3.5 million) and $0.7 million from SFL Linus (three months ended March 31, 2013: $nil, year ended December 31, 2013: $nil).

14.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	March 31, 2014
Book value of consolidated assets pledged under ship mortgages	$1,946

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at March 31, 2014, the Company ($1.7 billion) and its equity-accounted subsidiaries ($1.5 billion) had a combined outstanding indebtedness of $3.2 billion (December 31, 2013: $2.9 billion) under various credit facilities. Substantially all of the Company’s vessels and rigs have been pledged under mortgages in respect of this outstanding indebtedness excluding two 1,700 TEU container vessels built in 2005, seven 4,100 TEU container vessels and two 5,800 TEU container vessels. Additionally, the four newbuilding 8,700 TEU container vessels currently under construction are not pledged under mortgages.
Other Contractual Commitments
The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

The Company has provided guarantees for the secured term loan facilities relating to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus which are wholly-owned subsidiaries of the Company accounted for using the equity method. The assets and liabilities of these subsidiaries including their loan facilities are presented on the Company's balance sheet on a net basis within ‘Investment in associated companies’. As of March 31, 2014, the guarantees provided by the Company to the providers of these entities’ loan facilities were limited to $749 million (December 31, 2013: $280 million) on an aggregate basis. This reduced to $364 million upon delivery of the SFL Linus to the sub-charterer in May 2014. As of March 31, 2014, the combined outstanding balance of these entities’ loan facilities was $1.5 billion (December 31, 2013: $1.1 billion).

At March 31, 2014, the Company had contractual commitments under acquisition agreements and newbuilding contracts totaling $382.8 million (December 31, 2013: $794.8 million).

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

15.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include twelve variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2014 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At March 31, 2014, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $71.8 million, unearned lease income of $19.7 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $37.5 million, of which the short-term portion is $37.5 million.
The other ten fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at March 31, 2014, of $320.5 million. The outstanding loan balances in these entities total $125.2 million, of which the short-term portion is $84.7 million.

16.	SUBSEQUENT EVENTS

In April and May 2014, the Company cancelled the remaining two 4,800 TEU container vessels under construction in China, due to excessive delays. The Company expects to receive refunds for the installments paid to the shipyard by the end of June 2014.
In April 2014, the Company repaid approximately $73 million, being the net remaining balance at maturity of the NOK 500 million floating rate bond.
In May 2014, the Company agreed to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. The vessels are expected to be delivered by the end of July 2014.
In May 2014, Ship Finance agreed long-term time-charters for four 8,700 TEU newbuilding container vessels, currently under construction in Korea. The charterer is a major container line company, and the charter period will be seven years from delivery of each vessel. Three of the vessels are expected to be delivery in 2014 and one in early 2015.
In May 2014, the newbuilding harsh environment jack-up drilling rig West Linus was successfully delivered to the sub-charterer. Under the terms of the $475.0 million term loan and revolving credit facility, the guarantee of the facility by the Company is reduced from $475.0 million to $90.0 million. Furthermore, under the terms of the agreement with charterer, the charter rates increase from this date.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three months ended March 31, 2014
General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of June 3, 2014, our assets consist of 22 oil tankers, 12 drybulk carriers, 18 container vessels, two car carriers, two jack-up drilling rigs, three ultra-deepwater drilling units, six offshore supply vessels and two chemical tankers.
Additionally we have contracted to take delivery of four newbuilding 8,700 TEU container vessels with estimated delivery dates in 2014 and 2015 and two 82,000 dwt Kamsarmax drybulk carriers built in 2012 with estimated delivery dates in 2014.
As at June 3, 2014, our customers included Frontline Ltd. ("Frontline"), Seadrill Limited (“Seadrill”), North Atlantic Drilling Ltd. (“NADL”), United Freight Carriers LLC ("UFC"), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, Hyundai Glovis Co. Ltd., Western Bulk AS, Hamburg Süd Group, PT Apexindo Pratama Duta, MCC Transport, Oman Container Line, Orient Overseas Container Line Ltd ("OOCL"), A.P. Møller-Maersk A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. ("MSC"), Pacific International Lines (Pte) Ltd, and Deep Sea Supply Plc and Deep Sea Supply BTG B.V., which we together refer to as Deep Sea.

Recent and Other Developments

In October 2013, the post-delivery financing for the newbuilding harsh environment jack-up drilling rig West Linus was finalized and a new five-year $475.0 million term loan and revolving credit facility was signed with a syndicate of banks. The loan was drawn down following delivery of the rig to the Company in February 2014 at which point the rig began a bareboat charter for a period in excess of 15 years. The rig was successfully delivered to the sub-charterer in May 2014 resulting in an increase in charter rates to the Company from this date.
In November and December 2013, CMA CGM exercised its options to purchase the vessel owning entities holding the 13,800 TEU containerships CMA-CGM Magellan and CMA-CGM Corte Real. The vessels were leased in and out by two fully owned equity accounted subsidiaries of the Company. The vessels were delivered to CMA CGM January and March 2014 respectively, at which point the leases were terminated and the Company received back its $50 million investment.

The Company had four 4,800 TEU container vessels under construction in China, in combination with long-term charters to a leading container operator. Due to excessive delays, one of the vessels was cancelled in December 2013, one in February 2014 and the remaining two were cancelled in April and May 2014, respectively. The Company has already been refunded all amounts paid to the shipyard plus interest thereon for the first two vessels and expects to receive refunds for the remaining cancelled vessels by the end of June 2014.

In March 2014, the Company raised approximately $150 million in a NOK-denominated senior unsecured bond with maturity in 2019. All payments have been swapped to USD with a fixed coupon of 6.03%. In early April 2014, the Company repaid approximately $73 million, being the net remaining balance at maturity of the NOK500 million bond.

In March 2014, the Company agreed to acquire nine second-hand 4,100-5,800 TEU container vessel and concurrently agreed long-term bareboat charters with a major container line company. Three of the vessels were delivered by March 31, 2014 and the remaining six were delivered by May 2014.

In March 2014, the Company agreed to a settlement of a claim relating to four Handysize dry bulk carriers which were redelivered in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $15 million was received in the first quarter and the remaining balance is scheduled to be paid in three installments during 2014. The Company recorded gains of $10.2 million relating to amounts received in the period ended March 31, 2014.

In May 2014, the Company agreed to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. The vessels are expected to be delivered by the end of July 2014.

In May 2014, Ship Finance agreed long-term time-charters for four 8,700 TEU newbuilding container vessels, currently under construction in Korea. The charterer is a major container line company, and the charter period will be seven years from delivery of each vessel. Three of the vessels are expected to be delivered in 2014 and one in early 2015.

Operating Results

	Three months ended	Three months ended
(in thousands of $)	March 31, 2014	March 31, 2013
Total operating revenues	82,671	65,087
Gain on sale of assets and termination of charters	10,152	18,025
Total operating expenses	(46,187)	(39,331)
Net operating income	46,636	43,781
Interest income	9,706	7,360
Interest expense	(20,606)	(23,191)
Other non-operating items, net	(986)	(4,084)
Equity in earnings of associated companies	5,983	8,512
Net income	40,733	32,378
Net operating income for the three months ended March 31, 2014 was $46.6 million, compared with $43.8 million for the three months ended March 31, 2013. The change was principally due to profit sharing revenues from the cash sweep arrangement with subsidiaries of Frontline (the “Frontline Charterers”) described below during the three months ended March 31, 2014, partly offset by lower gains on disposal of vessels and termination of charters and lower finance lease income following the sale of two vessels in November 2013. Net income for the period increased by $8.4 million compared with the same period in 2013 due to the increase in net operating income and interest income, lower interest expense and other non-operating items. The increase was partly offset by a reduction in earnings of associated companies.
Two container vessels chartered in on long-term bareboat charters since 2011 and three ultra-deepwater drilling units were accounted for under the equity method during 2014 and 2013, and a further newbuilding harsh environment jack-up drilling rig which was delivered to us in February 2014 . In January and March 2014, the charter agreements for the two container vessels were terminated following the charterer's exercise of its options to acquire the vessel owning entities. The operating revenues of the wholly-owned subsidiaries owning or chartering these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Three months ended	Three months ended
(in thousands of $)	March 31, 2014	March 31, 2013
Direct financing and sales-type lease interest income	11,642	15,909
Finance lease service revenues	11,700	13,637
Profit sharing revenues	12,219	—
Time charter revenues	20,784	20,297
Bareboat charter revenues	15,174	15,072
Voyage charter revenues	10,251	—
Other operating income	901	172
Total operating revenues	82,671	65,087

Direct financing and sales-type lease interest income arises on most of our double hull tankers, our oil-bulk-ore-carriers, or OBOs (the last of which was sold in March 2013) and two offshore supply vessels. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.
In the year ended December 31, 2013, we sold and delivered two VLCCs one OBO and one Suezmax tanker which were direct financing lease assets chartered to the Frontline Charterers and two of our Suezmax tankers were converted from sales type finance leases to operating leases on time charters and subsequently began operating in the spot market earning voyage charter revenues. The decrease in lease interest income and direct financing and sales-type in the three months ended March 31, 2014, was due to mainly to the sale of the two VLCCs and to the changes arising on the Suezmax tanker leases.

The reduction in finance lease service revenue arises mainly from the sales and deliveries of two VLCCs in November 2013 and the sale and delivery of our final OBO and one Suezmax tanker in the three months ended March 31, 2013 .
There was $11.7 million of cash sweep revenues recorded under profit sharing revenues from the vessels on charter to the Frontline Charterers in the three months ended March 31, 2014, compared to $nil in the same period in 2013, due to an improvement in the tanker spot rates in the latter part of 2013 and in early 2014. The charter agreements, which were amended on December 30, 2011, provide that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year.
Additionally, the amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the three month periods ended March 31, 2014 and March 31, 2013 and the year ended December 31, 2013, no amounts were recognized in the consolidated accounts under the 25% profit share agreement. Following Frontline’s prepayment of $50.0 million of profit share in December 2011, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated accounts. As at March 31, 2014, $2.0 million of the $50.0 million prepaid by Frontline had been utilized.
In 2013 the Company agreed short-term charters with profit sharing arrangements with UFC related to four of its drybulk vessels. During the three months ended March 31, 2014, $0.5 million profit share accrued relating to these vessels compared with $nil for the three month periods ended March 31, 2013.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the three months ended March 31, 2013, these consisted of two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and one non-double hull VLCC. The slight increase in bareboat charter revenues for three months ended March 31, 2014 compared with the same period in 2013, was mainly due to the delivery of three container vessels acquired during the period ended March 31, 2014 which was marginally offset by the sale of the VLCC in January 2013.
Voyage charter revenues were earned by two of our Suezmax tankers from September 6, 2013 following the termination of the charters by North China Shipping Holding Co ("NCS").
Cash flows arising from finance leases
The following table sets forth our cash flows from our direct financing and sales-type leases with the subsidiaries of Frontline, Deep Sea and NCS, and the applicable accounting treatment:

	Three months ended	Three months ended
(in thousands of $)	March 31, 2014	March 31, 2013
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	11,642	15,909
Finance lease service revenues	11,700	13,637
Direct financing and sales-type lease repayments	10,961	13,731
Total direct financing and sales-type lease payments received	34,303	43,277
Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. The management and operation of vessels leased to the Frontline Charterers has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management, fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, which are classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.
Finance lease interest income was earned from the two Suezmax tankers for the period to September 6, 2013 at which point the vessels were redelivered.
Gain on sale of assets and termination of charters
Gains of $10.2 million were recorded in the three months ended March 31, 2014, related to amounts received following the settlement of claims arising on the termination of four Handysize drybulk vessel charters in 2012.

Gains of $18.0 million were recorded in the three months ended March 31, 2013 on the disposal of the non-double hull VLCC Edinburgh ($4.3 million), the Suezmax tanker Front Pride ($0.5 million) and the OBO Front Guider ($13.2 million).
Operating expenses

	Three months ended	Three months ended
(in thousands of $)	March 31, 2014	March 31, 2013
Ship operating expenses	28,893	23,331
Depreciation	15,111	14,033
Administrative expenses	2,183	1,967
Total operating expenses	46,187	39,331
Ship operating expenses consist of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements and operating expenses for the container vessels, car carriers and drybulk carriers that are operated on a time charter basis and managed mainly by unrelated third parties. It also includes voyage and ship operating expenses arising on the two Suezmax tankers operated in the spot market.
Ship operating expenses increased for the three months ended March 31, 2014, compared with the same period in 2013, which is primarily as a result of the two Suezmax tankers that were trading as bareboat charters in the three months ended March 31, 2013 but following their amendments in May 2013 to time charters and subsequent redelivery in September 2013, they have been incurring operating expenses.
Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase in depreciation for the three months ended March 31, 2014 compared with the same period in 2013 is primarily due to the charter amendment and subsequent redelivery of the two Suezmax tankers.
The increase in administrative expenses for the three months ended March 31, 2014, compared with the same period in 2013 is primarily due to an increase in salary costs.
Interest income
Interest income increased for the three months ended March 31, 2014, compared with the same period in 2013, mainly as a result of $1.1 million of interest income received following the cancellation of one of the newbuilding container vessels under construction in China. The remaining increase arises from interest income earned on the Frontline notes received following the sale of two VLCCs in November 2013.

Interest expense

	Three months ended	Three months ended
(in thousands of $)	March 31, 2014	March 31, 2013
Interest on US$ floating rate loans	5,929	6,836
Interest on NOK500 million senior unsecured floating rate bonds due 2014	1,065	1,064
Interest on NOK600 million senior unsecured floating rate bonds due 2017	1,547	1,777
Interest on NOK900 million senior unsecured floating rate bonds due 2019	291	—
Interest on 8.5% Senior Notes due 2013	—	2,963
Interest on 3.75% senior unsecured convertible bonds due 2016	1,172	1,172
Interest on 3.25% senior unsecured convertible bonds due 2018	2,781	1,896
Swap interest	5,023	4,872
Other interest	120	20
Amortization of deferred charges	2,678	2,591
Total interest expense	20,606	23,191

At March 31, 2014, the Company, including its consolidated subsidiaries had total debt outstanding of $1.7 billion (March 31, 2013: $1.7 billion) which is comprised of $150.3 million (NOK 900 million) outstanding principal amount of NOK floating rate bonds issued in March 2014, $350.0 million in 3.25% convertible bonds due 2018 (March 31, 2013: $350.0 million), $94.2 million (NOK 564 million net outstanding principal amount of NOK floating rate bonds due in 2017 (March 31, 2013: $102.6 million, NOK 600 million), $72.2 million (NOK433 million) net outstanding principal amount of NOK floating rate bonds due 2014 (March 31, 2013: $74.6 million, NOK437 million), $125.0 million outstanding principal amount of 3.75% convertible bonds (March 31, 2013: $125.0 million), and $0.9 billion under floating rate secured long term credit facilities (March 31, 2013: $1.0 billion). The average three-month LIBOR was 0.24% in the three months ended March 31, 2014 and 0.29% in the three months ended March 31, 2013. The decrease in interest expense associated with our floating rate debt for the three months ended March 31, 2014 compared with the same period in 2013 is mainly due to reduced amounts outstanding under the revolving part of certain of our floating rate secured long term credit facilities.
The decrease in interest payable on the 8.5% Senior Notes due 2013 is due to the redemption of these in March 2013 and the decrease in interest payable on the NOK floating rate bonds due 2017 is due to the repurchase of notes in 2013. The additional interest payable on the 3.25% convertible bonds due 2018 and NOK floating rate bonds due 2019 is due to their issue date in January 2013 and March 2014, respectively.
At March 31, 2014, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.3 billion of floating rate debt at a weighted average rate excluding margin of 3.69% per annum (March 31, 2013: $1.1 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.17% per annum).
As reported above, three ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2014 and 2013 and a further newbuilding harsh environment jack-up drilling rig which was delivered to us in February 2014. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” below.
Other non-operating items
In the three months ended March 31, 2014, other non-operating items amounted to a net loss of $1.0 million, compared to a net income of $4.1 million for the three months ended March 31, 2013. Other non-operating items for the three months ended March 31, 2014, consist mainly of a $0.2 million loss on the mark-to-market valuation of interest rate and currency swap contracts (March 31, 2013: $2.0 million loss), and $nil loss on the repurchase of Senior Notes (March 31, 2013: $1.1 million loss). The remaining balance relates to loan commitment and agency fees of $0.9 million (March 31, 2013: $1.3 million), foreign exchange losses of $0.2 million (March 31, 2013: $0.3 million gain) partly offset by a $0.3 million premium received on the redemption of debt securities (March 31, 2013: $nil).
Equity in earnings of associated companies
During 2014 and 2013, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 7 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the subsidiaries which own the three ultra-deepwater drilling units, one harsh environment jack-up drilling unit and lease two container vessels. In January and March 2014, the charter agreements related to the two container vessels were terminated resulting in the subsidiaries leasing these vessels no longer being accounted for under the equity method. Equity in earnings of associated companies decreased from $8.5 million in the three months ended March 31, 2013, to $6.0 million in the three months ended March 31, 2014, mainly due to the ceasing of trade in Bluelot Shipping Company Limited (“Bluelot”) and SFL Corte Real Limited (“Corte Real”) and increased interest expenses and loan commitment fees in connection with new loans in SFL Hercules Ltd. (“SFL Hercules”) and SFL Deepwater Ltd (“SFL Deepwater”) in June 2013 and November 2013 respectively, and a new loan in SFL Linus Ltd (“SFL Linus”) which was partly offset by the commencement of trade in SFL Linus following delivery of the rig in February 2014.
Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to the Frontline Charterers are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. However, the profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing and cash sweep revenues, if any. Four of our Handysize drybulk carriers currently employed under short-term charters to UFC are also subject to agreements for profit sharing payable at the expiry of their respective charters, and the effects of seasonality will be limited to the timing of these profit sharing revenues.

Liquidity and Capital Resources
At March 31, 2014, we had total cash and cash equivalents of $37.0 million and available for sale securities of $60.7 million. In the three months ended March 31, 2014, we generated cash of $37.1 million from operations and $23.6 million net in investing activities. We used $82.3 million net in financing activities.

Cash flows provided by operating activities decreased for the three months ended March 31, 2014 to $37.1 million, compared to $68.0 million for the same period in 2013, mainly due to the receipt in March 2013 of cash sweep of $52.2 million that accrued in 2012.
Net cash generated from investing activities was $23.6 million for the three months ended March 31, 2014, compared to $70.3 million generated for the same period in 2013. The decrease is due mainly to payments made to acquire vessels, higher installments made for newbuildings, payments made to associates and less cash received from the sale of assets and charter terminations. These payments were partly offset by cash received following the repayment of the $50 million loan in connection with the Corte Real and Bluelot charter terminations and refunds received in the first quarter of 2014 from the shipyard following the cancellation two 4,800 TEU newbuilding container vessels in 2013 and 2014. There was a reduction in repayments from capital leases of $2.8 million resulting from less vessels being accounted for as capital leases.
Net cash outflow from financing activities for the three months ended March 31, 2014 was $82.3 million, compared to an outflow of $134.0 million in the same period in 2013. The $51.7 million decrease in cash outflow from financing activities results from lower repayment and prepayment of drawn amounts under bank facilities of $234.8 million and lower repurchase and redemption of bonds totaling $0.7 million in the three months ended March 31, 2014, compared with $263.2 million and $248.1 million respectively for the same period in 2013. This was partly offset by $192.9 million lower amounts received from debt issuances and dividend payments of $37.3 million made in the three months ended March 31, 2014 compared with $nil in the same period in 2013.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at March 31, 2014.

	As of March 31, 2014
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	903.5	206.8
Loan facilities secured against investments in securities	—	19.7
Unsecured borrowings:
NOK500 million senior unsecured floating rate bonds due 2014	72.2	—
3.75% senior unsecured convertible bonds due 2016	125.0	—
NOK600 million senior unsecured floating rate bonds due 2017	94.2	—
3.25% senior unsecured convertible bonds due 2018	350.0	—
Norwegian kroner 900 million senior unsecured floating rate bonds due 2019	150.3	—
	1,695.2	226.5
As of March 31, 2014, there was $206.8 million net available to draw under secured revolving credit facilities. In addition, $19.7 million of a $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company’s investment in certain marketable securities as at March 31, 2014.
In addition to the above, our equity accounted subsidiaries with total debt outstanding of $1.5 billion as at March 31, 2014 had net amounts available to draw under secured revolving credit facilities of $90.0 million.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company, excluding two 1,700 TEU container vessels built in 2005; seven 4,100 TEU container vessels, two 5,800 TEU container vessels, two Kamsarmax drybulk carriers we have agreed to acquire and four newbuilding 8,700 TEU container vessels currently under construction and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 3, 2014

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS